Mail Stop 4561

March 23, 2006

Nina Piper
Chief Financial Officer
Life Partners Holdings, Inc.
204 Woodhew Drive
Waco, Texas 76712

RE:	Life Partners Holdings, Inc.
Form 10-KSB for Fiscal Year Ended February 28, 2005
Form 10-QSB`s for the Quarterly Periods Ended August 31, 2005 and
November 30, 2005
File No. 0-07900

Dear Ms. Piper,


	We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.


Sincerely,



Amit Pande
Assistant Chief Accountant